SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                                (Amendment No.3)
                             ______________________

                         National Property Investors II
                              (Name of the Issuer)

                           LIMITED PARTNERSHIP UNITS
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             ______________________

                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Insignia Financial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     22,886.0 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     22,886.0 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,886.0 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     50.1%

14.      Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties, L.P.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     22,886.0 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     22,886.0 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,886.0 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     50.1%

14.      Type of Reporting Person
     PN

1.   Name of Reporting Person
     Andrew L. Farkas

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     United States

7.   Sole Voting Power
     None

8.   Shared Voting Power
     22,886.0 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     22,886.0 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,886.0 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     50.1%

14.      Type of Reporting Person
     IN

1.   Name of Reporting Person
     Insignia Commercial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     22,886.0 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     22,886.0 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,886.0 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     50.1%

14.      Type of Reporting Person
     CO


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

1.   Name of Reporting Person
     Insignia Properties Trust

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     22,886.0 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     22,886.0 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     22,886.0 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     50.1%

14.      Type of Reporting Person
     OO


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


     The undersigned hereby amend the statement on Schedule 13D filed on their behalf on August 29, 1995 with the Securities and Exchange Commission and amended on January 30, 1996 and February 28, 1996. This amendment is being filed as a result of the mergers, on December 19, 1996, of Insignia NPI, L.L.C., a Delaware limited liability company ("Insignia LLC"), with and into Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), and of Insignia Properties Corporation, a Delaware corporation ("IPC"), with and into Insignia Properties Trust, a Maryland real estate investment trust ("IPT"). Insignia LLC and IPC were reporting persons on the Schedule 13D, as previously amended, and as a result of the mergers are replaced as reporting persons by IPLP and IPT, respectively, the surviving entities in the mergers.


     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this first electronic amendment to a paper format Schedule 13D restates the entire text of the Schedule 13D, but previously filed paper exhibits are not being restated.

Item 1.  Security and Issuer


     The name of the issuer is National Property Investors II, a California limited partnership (the "Partnership"), and the address of its principal executive offices is c/o Insignia Financial Group, Inc., One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602. The Partnership's general partner is NPI Equity Investments, Inc., a Florida corporation (the
"General Partner"). The title and class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").


Item 2. Identity and Background


     The names and business  addresses of the persons filing this statement are:
(i) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(ii) Insignia Commercial Group, Inc., a Delaware corporation ("ICGI"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(iii)  Insignia  Properties  Trust,  a Maryland  real  estate  investment  trust
("IPT"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (iv) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (v) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive Officer and President of Insignia and who has an office c/o Insignia (Mr. Farkas, together with Insignia, ICGI, IPT and IPLP are collectively referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Insignia, ICGI, IPT and IPLP, other than Mr. Farkas, (collectively the "Other Officers and Directors") have been set forth in Schedule I. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any Other Officer and Director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Insignia is a fully integrated real estate services organization which performs property management, asset management, investor services, partnership administration, mortgage banking, and real estate investment banking services for various ownership entities, including approximately 900 limited partnerships having approximately 400,000 limited partners. It is the largest manager of multifamily residential properties in the United States, managing approximately 283,000 residential units similar to those owned by the Partnership, and is a significant manager of commercial property, managing more than 107,000,000 square feet of retail and commercial space. These properties are located in approximately 500 cities and 48 states. Insignia is a public company whose stock is traded on the New York Stock Exchange under the symbol IFS. It specializes in asset value maximization in securitized real estate entities such as the Partnership.


     Insignia LLC was merged with and into IPLP on December 19, 1996. The Managing Member of Insignia LLC was IPC. ICGI was also a Member of Insignia LLC. Pursuant to the merger, IPC's 99% membership interest in Insignia LLC was cancelled in exchange for a 99% general partner interest in IPLP, and ICGI's 1% membership interest in Insignia LLC was cancelled in exchange for a 1% limited partner interest in IPLP. As a result of the merger all of the Units beneficially owned by Insignia LLC are now beneficially owned by IPLP, and IPLP has become a Reporting Person.

     Following the merger of Insignia LLC into IPLP, IPC merged with and into IPT on December 19, 1996. As a result of this merger, IPT now holds the 99% general partner interest in IPLP formerly held by IPC, and IPT has become a Reporting Person.


Item 3. Sources and Amount of Funds or Other Consideration


     All of the funds used in making the purchase of the Units and Unit loans (as described in Item 5(c) below), $2,094,225, were drawn under a revolving credit facility established by a syndicate of lenders for the benefit of Insignia Financial Group, Inc., with First Union National Bank of South Carolina as Administrative Agent and Lehman Commercial Paper, Inc., as Syndication Agent.

Item 4.  Purpose of Transaction


     On August 17, 1995, Insignia and certain affiliates (collectively, the "Buyer") entered into the Partnership Units Purchase Agreement, the NPI Inc. Stock Purchase Agreement and certain related agreements (the Partnership Units Purchase Agreement and the NPI Inc. Stock Purchase Agreement are collectively referred to as the "Purchase Agreements") with National Property Investors Inc., a Delaware corporation ("NPI Inc."), DeForest Ventures I L.P., a Delaware limited partnership ("Ventures I"), DeForest Ventures II L.P., a Delaware limited partnership ("Ventures II"), and certain affiliates (collectively, "NPI"). Pursuant to the terms and conditions of the Purchase Agreements, upon the closing of the transactions contemplated by the Purchase Agreements, Buyer acquired (a) all of the units of limited partnership interest in 14 public real estate limited partnerships held by NPI (the "public partnerships"), including the Partnership, (b) all of the issued and outstanding common stock of NPI Inc., which in turn controls, directly or indirectly, the General Partner and the general partners of the other public partnerships, and (c) all of the general and limited partnership interests of two affiliates of NPI which provide real estate management services. The aggregate purchase price paid at the closing was approximately $116,000,000, subject to certain purchase price adjustments as provided for in the Purchase Agreements, including a reduction for payment by the Buyer of any amounts borrowed by Ventures I and Ventures II from PaineWebber Real Estate Securities Inc. ("PaineWebber") which remained unpaid on the date of the closing. In connection with the execution of the Purchase Agreements, an affiliate of Insignia entered into a participation agreement with PaineWebber pursuant to which it purchased from PaineWebber a subordinated participation in the senior financing provided by PaineWebber to Ventures I and Ventures II for an aggregate purchase price equal to $16,239,296.


     On January 19 and 22, 1996, the closing of the transactions contemplated by the Purchase Agreements and other related agreements occurred.

         Reference is made to Item 2 above.


Item 5. Interest in Securities of the Issuer


     a. The Reporting Persons may be deemed to be the beneficial owner of the aggregate number of Units set forth in Row 11 of the

Cover Page, equalling the percentage ownership set forth in Row 13 of the Cover Page. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 28.4% of its outstanding common stock. Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units to the extent that Insignia may be deemed to beneficially own such Units.

     b. See Item 4.

     c. On January 19, 1996, Insignia LLC purchased 21,706.8063 Units of the Issuer and Unit loans secured by 805.1937 Units then held by certain third parties. On January 30, 1996, Insignia LLC foreclosed on the Unit loans and thereby acquired the 805.1937 Units securing those loans. Insignia LLC paid approximately $94.93 per unit for the Units.

     On January 22, 1996, in connection with the closing of transactions contemplated by the Management Purchase Agreement, Insignia LLC acquired the general partnership interest in Ventures II, and an affiliate of the Reporting Persons acquired indirect control of the limited partnership interests in Ventures II. Because Ventures II directly holds 805.1937 units of the Issuer (the "Excess Units"), the Reporting Persons could be deemed to beneficially own the Excess Units. No portion of the purchase price paid for such interests was allocated to the Excess Units.

     d.  See Item 4

     e. As a result of the mergers described in Item 2 above, Insignia LLC and IPC ceased to be a beneficial owners of more than 5% of the securities described by this Schedule 13D, and IPLP and IPT became beneficial owners of the securities described by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7. Material to be Filed as Exhibits


     (a)  Joint Filing Agreement, dated as of August 28, 1995.

     (b) Partnership Units Purchase Agreement, dated as of August 17, 1995, among Insignia, Insignia LLC, Riverside, Ventures I, Ventures II and the other parties named therein.

     (c) NPI Inc. Stock Purchase Agreement, dated as of August 17, 1995, among Insignia, IFGP and the other parties named therein.

     (d)  Joint Filing Agreement, dated as of January 30, 1996

     (e)  Press Release, dated January 22, 1996

     (f) Credit Agreement, dated as of December 11, 1995, among Insignia Financial Group, Inc., First Union National Bank of South Carolina, and Lehman Commercial Paper, Inc., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Insignia Financial Group, Inc. with the Securities and Exchange Commission on January 30, 1996.

     (g)  Joint Filing Agreement, dated as of February 20, 1996.

    *(h)  Joint Filing Agreement, dated January 10, 1997.

         * Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1997

                         INSIGNIA FINANCIAL GROUP, INC.


                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         INSIGNIA PROPERTIES, L.P.



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President

                         ANDREW L. FARKAS



                         /s/ Andrew L. Farkas
                         --------------------

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES TRUST



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President

                                                   EXHIBIT INDEX

Exhibit                  Description                         Page

99.1                      Joint Filing Agreement                  15



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